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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*



                             A. H. BELO CORPORATION
                             ----------------------
                                (Name of Issuer)

                Series A Common Stock, par value $1.67 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  080555 10 5
                                 --------------
                                 (CUSIP Number)

 Michael J. McCarthy, Communications Center, 400 South Record Street, Dallas,
                          Texas 75202, (214) 977-6606
 ----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 1995
                                  ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 080555 10 5                                       PAGE 2  OF 14  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      ESTATE OF JOE M. DEALEY  S.S. NO. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      TEXAS
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     840,084(1)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     840,084(1)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      840,084(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /X/(2)



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.4%(3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      00
--------------------------------------------------------------------------------

(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock. Pursuant to Rule 13d- 3(d)(1)(I), the Reporting Person is deemed to be the beneficial owner of the Series





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         A shares into which the Series B shares are convertible, and such
         Series A shares are included in this number.

(2) Doris C. Dealey individually owns 300 shares of Series B Common Stock, as to all of which the estate disclaims beneficial ownership.

(3) Pursuant to Rule 13d-3(d)(1)(I), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares into which Series B shares held by others than the Reporting Person are convertible. Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 4.2% of the outstanding Series A shares.

                 ___________________________________________

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Series A Common Stock, $1.67 par value (the "Common Stock") of A. H. Belo Corporation (the "Company"). The address of the principal executive offices of the Company is Communications Center, 400 South Record Street, Dallas, Texas 75202.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by the Estate of Joe M. Dealey. The Estate is being probated in Dallas County, Texas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Estate acquired the Common Stock upon the death of Joe M. Dealey on April 7, 1995.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Estate beneficially owns an aggregate of 840,084 shares, or approximately 5.6%, of Series A Common Stock of the outstanding Series A Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission. Of the 840,084 beneficially owned shares, 379,352 are Series A Common Stock, 455,982 are Series B Common Stock, which may be converted to Series A Common Stock at any time, and 4,750 are presently exercisable options for Series A Common Stock.

         (b) The Estate has sole voting and dispositive power over 840,084 shares of Series A Common Stock.

         (c)     None.

         (d)     None.

         (e) The Estate ceased to be the beneficial owner of more than five percent of the Series A Common Stock on May 11, 1995, on which date all of the stock beneficially owned by the Estate was distributed to the beneficiary, Doris C. Dealey.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The Estate has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Probate documents.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 17, 1995                  ESTATE OF JOE M. DEALEY


                                        By:  /s/ DORIS C. DEALEY
                                             ---------------------------------
                                             Doris C. Dealey, Executor





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